Dr. Martin Edwards Joins Verona Pharma as Non-Executive Director

March 21, 2019, LONDON - Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces that Dr. Martin Edwards will join the board as a Non-Executive Director, effective from 1 April 2019.

Dr. Edwards has over three decades of experience in the pharmaceutical and venture capital industries. He is currently Senior Partner of Novo Holdings, where he has held various positions since 2003. Novo Holdings has a shareholding of 11.76% in Verona Pharma. Notwithstanding this, our Board of Directors considers Dr. Edwards to be an independent director under UK and US corporate governance rules.

Commenting on the appointment, Dr. David Ebsworth, Chairman of Verona Pharma, said: “We are delighted to welcome Martin to our Board. His substantial expertise in the sector, along with his unique leadership insights and perspective, will be valuable as we continue to advance ensifentrine into late-stage clinical development.”

In addition to his role on the Verona Pharma Board, Dr. Edwards is Chairman of the Board of Directors of Vantia Therapeutics Ltd and a member of the Board of Directors of F2G Ltd, Harmony Biosciences Inc, Inozyme Pharma Inc, Karus Therapeutics Ltd, Nuvelution Pharma Inc and Tarsa Therapeutics Inc.

From 1998 to 2003, Dr. Edwards was CEO of ReNeuron Holdings plc and completed the company’s initial public offering in 2000. Previously, he was Corporate VP and Global Head of Drug Development for Novo Nordisk A/S, where he led all aspects of pre-clinical and clinical drug development. Earlier in his career, he worked as VP Pharmacology and Medical Affairs of ZymoGenetics Inc and as Senior VP for Medical Affairs at Novo Nordisk USA.

Dr. Edwards trained in physiology and medicine at the University of Manchester. He is a Member of the Royal College of Physicians, a Member with distinction of the Royal College of General Practitioners, a Fellow of the Faculty of Pharmaceutical Medicine and holds a MBA from the University of Warwick.

Schedule Two information regarding Dr. Martin Edwards

Martin William Edwards (62) holds or has held the following directorships and partnerships in the last five years:

Current Directorships memberships: F2G Ltd, Harmony Biosciences Inc, Inozyme Pharma Inc, Karus Therapeutics Ltd, Nuvelution Pharma Inc, Tarsa Therapeutics Inc, Vantia Therapeutics Ltd	Past Directorships memberships: Acacia Pharma Group, CoLucid Inc, E3 Bio Ltd, Funxional Therapeutics Ltd, KalVista Pharmaceuticals Ltd (now Inc), NeRRe Therapeutics Ltd, Stargazer Pharmaceuticals Ltd

Except for the information disclosed above, there is no other information in relation to Dr. Edwards required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

About Verona Pharma and Ensifentrine

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine, is an investigational first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that is designed to act as both a bronchodilator and an anti-inflammatory agent in a single compound. Ensifentrine has been studied via the nebulized route of administration in clinical trials involving more than 800 subjects. The nebulized formulation of ensifentrine has significantly improved lung function, including enhanced peak FEV1, reduced lung hyperinflation and faster onset-of-action when used alone or as an add-on treatment to some of the most commonly used COPD therapies, including tiotropium (Spiriva®), tiotropium/olodaterol fixed-dose combination, ipratropium, and albuterol. In addition, ensifentrine has shown anti-inflammatory effects in a standard challenge study with COPD-like inflammation in humans. Ensifentrine was well tolerated in these trials. Verona Pharma is developing ensifentrine for the treatment of COPD, cystic fibrosis and asthma.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0) 20 7710 7600
Stewart Wallace / Jonathan Senior / Ben Maddison

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

ICR, Inc. (US Media and Investor enquiries)
Darcie Robinson	Tel: +1 203-919-7905 Darcie.Robinson@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282 Stephanie.Carrington@icrinc.com